UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 4, 2011

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of registrant’s name into English)

Century House 16 Par-La-Ville Road

Hamilton HM 08 Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

The Form 6-K filed by Textainer Group Holdings Limited (the “Company”) on November 4 with the Company’s third quarter 2011 earnings press release contained an incorrect cash flow statement due to an error by the Company’s financial printer. The last six lines at the bottom of the Condensed Consolidated Statement of Cash Flows appearing on Page 10 of earnings press release contain data for prior periods that were previously disclosed in the Company’s 2010 Form 20-F and were not intended to be included in this statement and are not accurate for the periods indicated. The Company is filing this Amended Form 6-K solely to remove these 6 lines from the Condensed Consolidated Statement of Cash Flows and the Company has made no other changes from the Form 6-K previously filed.

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Third Quarter and Nine Months 2011 Results and Declares Quarterly Dividend,” dated November 4, 2011.

Exhibit

1.	Press Release dated November 4, 2011

Exhibit A

Textainer Group Holdings Limited Reports Third Quarter and Nine Months

2011 Results and Declares Quarterly Dividend

Raises Dividend by 6.1% to $0.35 per Common Share, Representing Seventh Consecutive Increase to Quarterly Payout

Third Quarter and Year-to-Date 2011 Highlights

•

Recorded net income attributable to Textainer Group Holdings Limited common shareholders of $45.8 million, or $0.92 per diluted common share, for the third quarter and $134.7 million, or $2.70 per diluted common share, for the nine months ended September 30, 2011;

•

Recorded net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to noncontrolling interest (“NCI”)(1) of $49.3 million, or $0.99 per diluted common share, for the third quarter, and $125.2 million, or $2.51 per diluted common share, for the nine months ended September 30, 2011;

•	Increased average fleet utilization to 98.6% for the third quarter of 2011 from 98.0% for the third quarter of 2010;

•

Utilized balance sheet strength to order 177,000 Twenty-Foot Equivalent Units (“TEU”) of new standard dry-freight containers and 16,000 TEU of new refrigerated containers, both for delivery through December 2011, and purchased 212,000 TEU of used containers, including those we previously managed and additional containers from purchase-leaseback transactions, for a total of 405,000 TEU, representing $787 million of capital expenditures year-to-date, a new record;

•

Completed a capital restructuring of our primary asset-owning subsidiary, Textainer Marine Containers Limited (“TMCL”), effective June 30, 2011, whereby our wholly-owned subsidiary, Textainer Limited (“TL”), now owns 100% of TMCL. The restructuring resulted in a $19.8 million gain on sale of containers to the prior noncontrolling interest holder for the nine months ended September 30, 2011. The gain was the result of recognizing the fair value of containers and direct finance leases in excess of their book value exchanged for TMCL’s common shares at the time of the transaction. This was a noncash transaction;

•	Paid a $0.33 per common share dividend on August 26, 2011 to all shareholders of record as of August 19, 2011; and

•	Declared a dividend increase of 6.1% to $0.35 per common share, payable on November 28, 2011 to all shareholders of record as of November 14, 2011.

HAMILTON, Bermuda, November 4, 2011 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer”, the “Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the third quarter and nine months ended September 30, 2011.

Total revenue for the third quarter 2011 was $109.5 million, which was an increase of $33.9 million, or 45%, compared to $75.6 million for the prior year comparable quarter. For the nine months ended September 30, 2011, total revenue was $306.4 million, which was an increase of $86.5 million, or 39% compared to $219.9 million for the prior year comparable period. EBITDA(1 — see GAAP to non-GAAP reconciliations) for the third quarter 2011 was $86.6 million, which was an increase of $30.2 million, or 54%, compared to $56.4 million for the prior year comparable quarter. The increase in EBITDA(1) for the third quarter 2011 compared to the prior year comparable quarter was primarily due to a 32.8% increase in the Company’s owned fleet size, a 5.5% increase in per diem rental rates and a 0.6 percentage point improvement in utilization. EBITDA(1) for the nine months ended September 30, 2011 was $243.0 million, which was an increase of $89.3 million, or 58%, compared to $153.7 million for the prior year comparable period. The increase in EBITDA(1) for the nine months ended September 30, 2011 compared to the prior year comparable period was primarily due to a 30.1% increase in the Company’s owned fleet size, a 9.4% increase in per diem rental rates and a 4.0 percentage point improvement in utilization.

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI(1) for the third quarter 2011 was $49.3 million, which was an increase of $16.0 million, or 48%, compared to $33.3 million for the prior year comparable quarter. Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI(1) for the third quarter 2011 was positively affected by the increases in the Company’s owned fleet size and per diem rental rates and the improvement in utilization. In addition, Textainer has experienced a significant increase in container resale prices over the last two years as a result of the shortage of older containers available for sale and the increased cost of new containers. Based on this extended period of higher realized container resale prices and Textainer’s expectation that new equipment prices will remain near recent levels, Textainer increased the estimated future residual values of its containers used in the calculation of depreciation expense during the third quarter of 2011, which resulted in $4.8 million less depreciation expense than would have been recorded using the prior residual values during the current quarter. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI(1) for the third quarter 2011 was $0.99 per share, which was an increase of $0.32 per share, or 48%, compared to $0.67 per share for the prior year comparable quarter.

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI(1) for the nine months ended September 30, 2011 was $125.2 million, which was an increase of $37.4 million, or 43%, compared to $87.8 million for the prior year comparable period. Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI(1) for the nine months ended September 30, 2011 was positively affected by the increases in the Company’s owned fleet size and per diem rental rates, the improvement in utilization and the $4.8 million decrease in depreciation expense resulting from Textainer increasing the estimated future residual values of its containers during the current quarter. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI(1) for the nine months ended September 30, 2011 was $2.51 per share, which was an increase of $0.72 per share, or 40%, compared to $1.79 per share for the prior year comparable period.

Net income attributable to Textainer Group Holdings Limited common shareholders for the third quarter 2011 was $45.8 million, which was an increase of $15.1 million, or 49%, compared to $30.7 million for the prior year comparable quarter. The increase in net income attributable to Textainer Group Holdings Limited common shareholders for the third quarter 2011 was primarily due to the increases in the Company’s owned fleet size and per diem rental rates, the improvement in utilization and the $4.8 million decrease in depreciation expense resulting from the increase in Textainer’s estimated future residual values of its containers. Net income attributable to Textainer Group Holdings Limited common shareholders for the nine months ended September 30, 2011 was $134.7 million, which was an increase of $54.7 million, or 68%, compared to $80.0 million for the prior year comparable period. The increase in net income attributable to Textainer Group Holdings Limited common shareholders for the nine months ended September 30, 2011 was primarily due to the $19.8 million gain on sale of containers to NCI, the increases in the Company’s owned fleet size and per diem rental rates, the improvement in utilization and the $4.8 million decrease in depreciation expense resulting from the increase in Textainer’s estimated future residual values of its containers.

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share for the third quarter 2011 was $0.92, which was an increase of $0.30 per share, or 48%, from the $0.62 per share for the prior year comparable quarter. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share for the nine months ended September 30, 2011 was $2.70, which was an increase of $1.07 per share, or 66%, from the $1.63 per share for the prior year comparable period.

Philip K. Brewer, President and Chief Executive Officer of Textainer, commented, “Textainer achieved solid results for the third quarter of 2011 aided by a total of $787 million of capital expenditures year-to-date, a new record. Continued high utilization and historically high sales prices for our older containers being retired from marine service also contributed to our results. With 78% of our fleet committed to long-term and direct financing leases, we have a sizeable contracted revenue stream which we expect will continue to provide our shareholders with attractive returns. Also, as a result of our previously announced restructuring of TMCL, TL now owns 100% of TMCL. We acquired the related noncontrolling equity interest which benefited our shareholders.”

Mr. Brewer continued, “Textainer’s Board declared a dividend increase for the seventh consecutive quarter. Our third quarter 2011 dividend represents an increase of 6.1% from our previous quarterly payout and continues our record of providing stable or increasing dividends since going public in 2007.”

Mr. Brewer added, “John Maccarone retired in October after 24 years of service to Textainer. Under his guidance, Textainer grew from a small leasing company with a fleet of 38,000 TEU to become the world’s largest lessor with more than 2.4 million TEU and a leader in the industry. We join the shareholders in thanking him for his outstanding leadership and commitment to excellence. We are grateful that we will continue to benefit from his experience as he will remain on our Board of Directors.”

Outlook

Industry

2011 has been a record year by several measures. Capital expenditures for new standard dry-freight and refrigerated containers is the highest in our history, in-fleet container utilization continues to remain at or near historic highs and demand for depot equipment remains strong. Demand for new standard dry-freight containers began to slow during the second quarter. We don’t expect to order many more through year end because we believe we already have a sufficient supply of new containers available. The demand for refrigerated containers remains strong. We have already ordered more than twice as many refrigerated containers for delivery through December 2011 than in any year in our history.

At this point, we expect that high in-fleet utilization will continue through at least the remainder of 2011.

Resale prices appear to have peaked, and even begun to decline slightly in some locations. Nonetheless, relative to the last ten years, current price levels remain very high.

Strategic Focus

TMCL’s issuance of $400 million in fixed rate asset backed notes in June represented one of the largest container securitizations in history and again demonstrated Textainer’s ability to attract strong investor support in the debt markets. With a debt-to-equity ratio of 2.3:1, we are in a strong position to continue purchasing both new and used containers to meet market demand and maintain our industry leading position.

Dividend

On November 2, 2011, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.35 per share on Textainer’s issued and outstanding common shares, payable on November 28, 2011 to shareholders of record as of November 14, 2011. This dividend is an increase of $0.02 per share from the prior quarter and will continue Textainer’s history of paying constant or higher dividends every quarter since our October 2007 initial public offering. Combined, these dividends have averaged 44% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI(1) during this period. The current dividend represents 35% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI(1) for the third quarter.

Investors’ Webcast

Textainer will hold a conference call and a Webcast with an accompanying slide presentation at 11:00 am EDT on Friday, November 4, 2011 to discuss Textainer’s third quarter results 2011. An archive of the Webcast will be available one hour after the live call through November 4, 2012. For callers in the U.S. the dial-in number for the conference call is 877-303-9078; for callers outside the U.S. the dial-in number for the conference call is 970-315-0455. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.6 million containers, representing more than 2.4 million TEU, in our owned and managed fleet. We lease containers to approximately 400 shipping lines and other lessees. We lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, as well as specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We are one of the largest sellers of used containers, having sold more than 77,000 containers during the last calendar year to more than 1,100 customers. We provide our services worldwide via a network of regional and area offices and independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s expectation that its sizeable contracted revenue stream will continue to provide its shareholders with attractive returns; (ii) Textainer’s expectation that Textainer will not order many more new standard dry freight containers through year end because it believes it already has a sufficient supply of new containers available from orders during the first half of the year; (iii) Textainer’s belief that, at this point, it expects that high in-fleet utilization will continue through at least the remainder of 2011; (iv) Textainer’s belief that resale prices have peaked; and (v) Textainer’s belief that it is in a strong position to continue purchasing both new and used containers to meet market demand and maintain its industry leading position. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following: any deceleration or reversal of the current domestic and global economic recoveries may materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects; lease rates may decrease, which could harm our business, results of operations and financial condition and lessee defaults may harm our business, results of operations and financial condition by decreasing revenue and increasing storage, repositioning, collection and recovery expenses; we own a large and growing number of containers in our fleet and are subject to significant ownership risk; further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers and any increase in the cost or reduction in the supply of new containers could harm our business, results of operations and financial condition; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; the demand for leased containers is partially tied to international trade and if this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing, which would harm our business, results of operations and financial condition; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate and adversely affect our business, results of operations and financial condition; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 4 “Risk Factors” in Textainer’s Quarterly Report on Form 6-K and Item 3 “Key Information — Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on August 12, 2011 and March 18, 2011, respectively.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2011 and December 31, 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2011	2010
Assets
Current assets:
Cash and cash equivalents	$73,349	$57,081
Accounts receivable, net of allowance for doubtful accounts of $7,061 and $8,653 in 2011 and 2010, respectively	78,984	63,511
Net investment in direct financing and sales-type leases	23,618	19,117
Trading containers	13,139	404
Containers held for sale	3,914	2,883
Prepaid expenses	9,961	8,603
Deferred taxes	1,890	1,895
Due from affiliates, net	9	—

Total current assets	204,864	153,494
Restricted cash	42,065	15,034
Containers, net of accumulated depreciation of $398,576 and $361,791 at 2011 and 2010, respectively	1,888,515	1,437,259
Net investment in direct financing and sales-type leases	78,591	72,224
Fixed assets, net of accumulated depreciation of $9,355 and $8,820 at 2011 and 2010, respectively	1,870	1,804
Intangible assets, net of accumulated amortization of $32,063 and $27,441 at 2011 and 2010, respectively	48,054	60,122
Interest rate swaps	—	1,320
Other assets	7,653	5,950

Total assets	$2,271,612	$1,747,207

Liabilities and Equity
Current liabilities:
Accounts payable	$6,974	$6,296
Accrued expenses	13,898	11,988
Container contracts payable	19,499	98,731
Deferred revenue	8,301	6,855
Due to owners, net	18,962	17,545
Secured debt facility	19,893	—
Bonds payable	91,500	51,500

Total current liabilities	179,027	192,915
Revolving credit facility	136,000	104,000
Secured debt facility	775,503	558,127
Bonds payable	487,066	175,570
Deferred revenue	1,962	2,994
Interest rate swaps	18,019	13,581
Income tax payable	21,982	20,821
Deferred taxes	7,278	8,632

Total liabilities	1,626,837	1,076,640

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 48,936,405 and 48,318,058 at 2011 and 2010, respectively	489	483
Additional paid-in capital	152,580	181,602
Accumulated other comprehensive income (loss)	137	(52)
Retained earnings	491,115	401,849

Total Textainer Group Holdings Limited shareholders’ equity	644,321	583,882
Noncontrolling interest	454	86,685

Total equity	644,775	670,567

Total liabilities and equity	$2,271,612	$1,747,207

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three and Nine Months Ended September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Revenues:
Lease rental income	$85,147	$61,268	$240,555	$167,590
Management fees	7,397	7,760	22,696	21,065
Trading container sales proceeds	9,024	2,211	19,444	9,846
Gains on sale of containers, net	7,913	4,389	23,724	21,379

Total revenues	109,481	75,628	306,419	219,880

Operating expenses (income):
Direct container expense	4,480	4,107	12,753	21,448
Cost of trading containers sold	8,047	1,819	17,237	7,900
Depreciation expense	18,809	14,891	61,676	40,922
Amortization expense	1,443	1,636	4,775	4,788
General and administrative expense	5,801	5,146	18,042	16,095
Short-term incentive compensation expense	1,259	1,347	3,712	3,463
Long-term incentive compensation expense	1,356	1,062	4,464	4,200
Bad debt expense (recovery), net	1,681	227	2,225	(254)
Gain on sale of containers to noncontrolling interest	—	—	(19,773)	—

Total operating expenses, net	42,876	30,235	105,111	98,562

Income from operations	66,605	45,393	201,308	121,318

Other income (expense):
Interest expense	(13,708)	(6,058)	(30,242)	(11,493)
Interest income	6	8	20	14
Realized losses on interest rate swaps and caps, net	(2,763)	(2,292)	(8,170)	(7,399)
Unrealized losses on interest rate swaps, net	(3,516)	(3,188)	(5,758)	(9,516)
Other, net	12	(492)	(118)	(829)

Other expense, net	(19,969)	(12,022)	(44,268)	(29,223)

Income before income tax and noncontrolling interest	46,636	33,371	157,040	92,095
Income tax (expense) benefit	(1,131)	49	(7,511)	(3,219)

Net income	45,505	33,420	149,529	88,876
Net loss (income) attributable to the noncontrolling interest	295	(2,752)	(14,842)	(8,892)

Net income attributable to Textainer Group Holdings Limited common shareholders	$45,800	$30,668	$134,687	$79,984

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.94	$0.64	$2.76	$1.67
Diluted	$0.92	$0.62	$2.70	$1.63
Weighted average shares outstanding (in thousands):
Basic	48,916	48,171	48,832	47,907
Diluted	49,692	49,441	49,809	49,039

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine months Ended September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2011	2010
Cash flows from operating activities:
Net income	$149,529	$88,876

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	61,676	40,922
Bad debt expense (recovery), net	2,225	(254)
Unrealized losses on interest rate swaps, net	5,758	9,516
Amortization of debt issuance costs	5,878	2,711
Amortization of intangible assets	4,775	4,788
Amortization of acquired net (below) above-market leases	(353)	170
Amortization of deferred revenue	(6,425)	(5,345)
Amortization of unearned income on direct financing and sales-type leases	(6,798)	(6,044)
Gains on sale of containers, net	(23,724)	(21,379)
Gain on sale of containers to noncontrolling interest	(19,773)	—
Share-based compensation expense	4,663	4,316
Changes in operating assets and liabilities	(18,433)	539

Total adjustments	9,469	29,940

Net cash provided by operating activities	158,998	118,816

Cash flows from investing activities:
Purchase of containers and fixed assets	(761,191)	(164,035)
Payment for Textainer Marine Containers Ltd. capital restructuring, net of cash acquired	(11,783)	—
Proceeds from sale of containers and fixed assets	57,308	44,342
Receipt of principal payments on direct financing and sales-type leases	22,858	34,393

Net cash used in investing activities	(692,808)	(85,300)

Cash flows from financing activities:
Proceeds from revolving credit facility	166,000	51,000
Principal payments on revolving credit facility	(134,000)	(29,000)
Proceeds from secured debt facility	591,000	109,000
Principal payments on secured debt facility	(353,802)	(70,000)
Proceeds from bonds payable	400,000	—
Principal payments on bonds payable	(48,625)	(38,625)
Increase in restricted cash	(27,031)	(7,262)
Debt issuance costs	(8,312)	(11,669)
Issuance of common shares upon exercise of share options	5,840	3,787
Excess tax benefit from share-based payment awards	3,491	—
Capital contributions from noncontrolling interest	749	—
Dividends paid	(45,421)	(34,606)

Net cash provided by (used in) financing activities	549,889	(27,375)

Effect of exchange rate changes	189	12

Net increase in cash and cash equivalents	16,268	6,153
Cash and cash equivalents, beginning of the year	57,081	56,819

Cash and cash equivalents, end of period	$73,349	$62,972

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and Nine Months Ended September 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three and nine months ended September 30, 2011 and 2010, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to EBITDA (EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses on interest rate swaps and caps, net, income tax expense, net income attributable to the noncontrolling interest (“NCI”), depreciation and amortization expense, gain on sale of containers to NCI and the related impact of reconciling items on net income attributable to the NCI);

(b)	net cash provided by operating activities to EBITDA (for the nine months ended September 30, 2011 and 2010 only);

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized losses on interest rate swaps, net, gain on sale of containers to NCI and the related impact of reconciling items on net income attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized losses on interest rate swaps, net, gain on sale of containers to NCI and the related impact of reconciling items on net income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry and net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap held to maturity the unrealized (gains) losses will net to zero. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI are useful in evaluating our operating performance because unrealized losses on interest rate swaps, net and gain on sale of containers to NCI are both noncash items and unrealized losses on interest rate swaps is a non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI or net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$45,800	$30,668	$134,687	$79,984
Adjustments:
Interest income	(6)	(8)	(20)	(14)
Interest expense	13,708	6,058	30,242	11,493
Realized losses on interest rate swaps and caps, net	2,763	2,292	8,170	7,399
Unrealized losses on interest rate swaps, net	3,516	3,188	5,758	9,516
Income tax expense (benefit)	1,131	(49)	7,511	3,219
Net (loss) income attributable to the noncontrolling interest	(295)	2,752	14,842	8,892
Depreciation expense	18,809	14,891	61,676	40,922
Amortization expense	1,443	1,636	4,775	4,788
Gain on sale of containers to noncontrolling interest	—	—	(19,773)	—
Impact of reconciling items on net income attributable to the noncontrolling interest	(257)	(5,023)	(4,869)	(12,504)

EBITDA	$86,612	$56,405	$242,999	$153,695

Net cash provided by operating activities			$158,998	$118,816
Adjustments:
Bad debt (expense) recovery, net			(2,225)	254
Amortization of debt issuance costs			(5,878)	(2,711)
Amortization of acquired below (above)-market leases			353	(170)
Amortization of deferred revenue			6,425	5,345
Amortization of unearned income on direct financing and sales-type leases			6,798	6,044
Gains on sale of containers, net			23,724	21,379
Share-based compensation expense			(4,663)	(4,316)
Interest income			(20)	(14)
Interest expense			30,242	11,493
Realized losses on interest rate swaps and caps, net			8,170	7,399
Income tax expense			7,511	3,219
Changes in operating assets and liabilities			18,433	(539)
Impact of reconciling items on net income attributable to the noncontrolling interest			(4,869)	(12,504)

EBITDA			$242,999	$153,695

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)

Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to noncontrolling interest:

Net income attributable to Textainer Group Holdings Limited common shareholders	$45,800	$30,668	$134,687	$79,984
Adjustments:
Unrealized losses on interest rate swaps, net	3,516	3,188	5,758	9,516
Gain on sale of containers to noncontrolling interest		—	(19,773)	—
Impact of reconciling items on net income attributable to noncontrolling interest	—	(580)	4,519	(1,750)

Net income attributable to Textainer Group Holdings Limited common share holders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to noncontrolling interest	$49,316	$33,276	$125,191	$87,750

Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to noncontrolling interest:

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.92	$0.62	$2.70	$1.63
Adjustments:
Unrealized losses on interest rate swaps, net	0.07	0.06	0.12	0.20
Gain on sale of containers to noncontrolling interest	—	—	(0.40)	—
Impact of reconciling items on net income attributable to noncontrolling interest	—	(0.01)	0.09	(0.04)

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to noncontrolling interest	$0.99	$0.67	$2.51	$1.79

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2011

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer